

Mail Stop 3561

June 26, 2017

William J. Rouhana, Jr.
Executive Chairman
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, Connecticut 06807

> **Re:** **Chicken Soup for the Soul Entertainment, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed June 21, 2016**
> **File No. 024-10704**

Dear Mr. Rouhan:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2017 letter.

Dilution, page 21

1. Please tell us how you calculated pro forma net tangible book value after the offering of $5,592,300. In this regard, it appears it should be $7,890,014 given net proceeds of $6,082,796 as disclosed on page 21 and pro forma net tangible book value of $1,807,219. In addition, please also advise us how you derived the per share amount of $0.63.

Periodic Reporting, page 40

2. We note your response to our prior comment 5. Please revise the statement that you "have registered" this class of securities under the Exchange Act to be consistent with the fact that your Exchange Act registration statement is not yet effective. As of the date of

this letter we have not received the exchange certification necessary to make the Form 8-A effective pursuant to Rule 12d1-2(b)(1).

Executive Compensation, page 45

3. We note your response to our prior comment 6. Please tell us how your executive officers' time is split between you and CSS including approximate percentages. Payments received for time allocable to you should be disclosed in a summary compensation table and other tables as appropriate.

Signatures

4. We note your response to our prior comment 7. Please revise the second half of the signature block, below the sentence, "Pursuant to the requirements of the Securities Act of 1933, this Form 1-A has been signed by the following persons in the capacities and on the dates indicated," to include the signature of Daniel M. Pess, stating that the signature is being provided in his capacity as both principal accounting officer and principal financial officer, assuming he currently occupies those positions.

You may contact Amy Geddes at (202) 551-3304 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jeffrey M. Gallant
        Graubard Miller